Filed Pursuant to Rule 424(b)(3)

Registration No. 333-282076

PROSPECTUS SUPPLEMENT NO. 4

(TO PROSPECTUS DATED September 27, 2024)

Ryde Group Ltd

This is a supplement (“Prospectus Supplement”) to the prospectus, dated September 27, 2024 (“Prospectus”) of Ryde Group Ltd (the “Company”), which forms a part of the Company’s Registration Statements on Form F-1 (Registration No. 333-282076), as amended or supplemented from time to time.

On May 28, 2025, the Company furnished a Report on Form 6-K (the “Form 6-K”) to the U.S. Securities and Exchange Commission (the “Commission”) as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 28, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Contents

On May 28, 2025, the Company issued a press release announcing its receipt of a noncompliance notice from the NYSE American. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: May 28, 2025	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Exhibit 99.1

RYDE DISCLOSES RECEIPT OF NOTICE FROM NYSE AMERICAN

SINGAPORE, May 28, 2025 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading technology platform for mobility and quick commerce headquartered in Singapore, announced that it received notice from the NYSE American LLC (“NYSE American”) on May 21, 2025 that the Company was not in compliance with the continued listing standards set forth in Sections 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”). Section 1003(a)(ii) applies if a listed company has stockholders’ equity of less than US$4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The Company reported stockholders’ surplus of approximately US$2.8 million (S$3.9 million) as of December 31, 2024, and has reported net losses in three of its four most recent fiscal years ended December 31, 2024. The Company is also not currently eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements. As a result, the Company has become subject to the procedures and requirements of Section 1009 of the Company Guide and must submit a plan to NYSE American by June 20, 2025 addressing how the Company intends to regain compliance with Section 1003(a)(ii) of the Company Guide by November 21, 2026.

The Company intends to timely deliver a plan of compliance to NYSE American. If the Company does not submit a plan, or if the plan the Company submits is not accepted by NYSE American, the Company will be subject to delisting proceedings as specified in the Company Guide. In addition, if the plan is accepted by NYSE American, but the Company is not in compliance with the continued listing standards by November 21, 2026, or if the Company does not make progress consistent with the plan during the plan period, the Company will be subject to delisting proceedings. If the plan is accepted, the Company will also be subject to periodic NYSE American reviews, including quarterly monitoring for compliance with the plan.

The Company’s Class A voting shares will continue to be listed and trade on the symbol “RYDE” while it attempts to regain compliance with all applicable continued listing standards. Receipt of the notice does not affect the Company’s business, operations, financial or liquidity condition, or reporting requirements with the Securities and Exchange Commission.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and recognised as the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE, Ryde is reimagining the way people and goods move around by offering a full suite of services, including carpooling, private hire, taxi, and delivery. What distinguishes Ryde is its commitment to empowering private-hire and taxi partners by taking 0% commission, ensuring that drivers retain more of their hard-earned earnings. For more information, please visit https://rydesharing.com/.